

DIVISION OF
CORPORATION FINANCE

Mail Stop 7010

August 22, 2008

Mr. Alan Kestenbaum, Executive Chairman
Globe Specialty Metals, Inc.
One Penn Plaza
250 West 34th Street, Suite 2514
New York, NY   10119

>   **Re: Globe Specialty Metals, Inc.**
>   **Registration Statement on Form S-1**
>   **Filed July 25, 2008**
>   **File No. 333-146853**

Dear Mr. Kestenbaum:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Many of our comments apply to disclosure that appears in more than one place. To eliminate the need for us to issue repetitive comments, please make corresponding changes to all affected disclosure throughout your document.

2.   We note blanks throughout your registration statement and that you did not file many of the required exhibits with your filing. We will need sufficient time to review all new disclosure and newly filed exhibits, and it appears that many of the blanks will contain material information. Also ensure that you provide current, updated information, such as with respect to the number of shares outstanding. We may have additional comments.

3.   Prior to effectiveness, please have a NASDAQ representative call the staff, or provide a copy of the NASDAQ letter, to confirm that your securities have been approved for listing.

4.   Please furnish supplementally a statement as to whether or not the amount of compensation to be allowed or paid to the underwriter has been cleared with FINRA. Prior to the effectiveness of this registration statement, the staff requests that we be provided with a copy of the letter informing that FINRA has no objections.

5.   Rather than using two different conventions for references to financial numbers, thousands and millions, please use one convention consistently throughout your document. Also make clear in your textual discussions when you are using shorthand references to refer to amounts in thousands, etc.

Prospectus Summary, page 1

Our Business, page 1

6.   Provide us with supplemental support for the various assertions that appear throughout your document regarding your or your subsidiaries' market share, comparative costs, efficiency and status as a leader. To the extent that you rely on a published report in that regard, please provide us with a copy that has been highlighted with a corresponding key to indicate where support for the various assertions may be found. We also remind you of Rule 436(a) under the Securities Act.

7.   You state that you operate your business through "Principal subsidiaries". While you have attached Exhibit 21.1, indicate whether or not these are wholly owned subsidiaries. Also provide enhanced disclosure regarding the entity or entities that own the remaining 50% of Norchem.

Summary Consolidated Financial Data, page 7

8.   We note from your footnote (1) disclosure that you define Adjusted EBITDA as "EBITDA as further adjusted by amortization of customer contract liability." Please modify your notes to provide disclosure of EBITDA apart from Adjusted EBITDA. Additionally please expand your disclosure to identify the reasons why management believes that presentation of the non-GAAP financial measure, Adjusted EBITDA, provides useful information to investors regarding your financial condition and results of operations. Refer to Item 10(e)(i)(C) of Regulation S-K.

9.   We note from your footnote (3) presented under the Balance sheet data you define working capital as "trade accounts receivable and inventory less accounts payable." Please explain why your definition does not appear to be consistent with the definition provided for working capital in Chapter 3, Section A, paragraph 3 of ARB 43 or otherwise tell us why you believe your definition of working capital is appropriate. This comment is applicable to disclosure of working capital throughout the filing.

Risk Factors, page 10

10.   Eliminate text that mitigates the effect of the risk you discuss. As examples only, we refer you to clauses that begin "although" or "while" and to discussions about the insurance you have obtained or other steps you have taken to reduce the risk. That information may appear elsewhere in your prospectus, but it does not belong in the Risk Factors section. Similarly, rather than stating you "cannot assure" or there is "no assurance," identify the risks and discuss them plainly and directly.

11.   Tailor your risks to your particular circumstances and provide additional context where necessary. For example, if you believe that the adverse effects of any potential work stoppage in Brazil following the approaching expiration of the labor contract could be material, make that clear. Also eliminate generic risks, such as "The requirements of being a public company may strain our resources," since they apply to all public companies or all companies in your industry.

Use of Proceeds, page 25

12.   Item 504 of Regulation S-K contemplates additional detail regarding the proposed uses. Revise to disclose the approximate amount to be used for each of the purposes you list. We also refer you to the Instructions to Item 504, including Instruction 7.

13.   It appears from your Underwriting section that the selling stockholders have granted the overallotment option to the underwriters. Please reconcile this disclosure with the last sentence of the first paragraph of this section, which appears to indicate that your net proceeds will increase if the overallotment option is exercised.

Unaudited Pro Forma Consolidated Financial Data, page 28

14.   Please expand your footnote (a) disclosure to explain the adjustments to sales and cost of sales on a disaggregated basis.

15.   Please expand your disclosure in footnote (b) to explain the nature of the customer contract amortization and why the result is an increase to net sales.

16.   Please reconcile the amount you disclose as pro forma adjustment (c) to general and administrative expenses of $0.4 million with that presented on page 30 of $0.216 million.

17.   Please tell us why you believe the adjustment described in footnote (e) to "eliminate interest income attributable to stockholders who elected to redeem their shares at the time of the GMI acquisition" is expected to have a continuing impact. Refer to 11-02(b)(6) of Regulation S-X.

18.   Please expand your disclosure in footnote (f) to explain why you reduced interest income related to the acquisitions of GMI, SG, and Camargo.

19.   Please expand your disclosure in footnote (h) to indicate the amount of the tax benefit adjustment for Solsil.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 35

GSM (Successor) Fiscal Year Ended June 30, 2007 vs. GMI (Predecessor) Fiscal Year Ended June 30, 2006, page 40

20.   Please include a vertical black line between the Successor and Predecessor financial information to emphasize to readers that the valuation basis between these two periods differs and are not comparable.

21.   Please include an introductory paragraph to this discussion that explains that the financial information of the Successor and Predecessor is not comparable and explain why they are not comparable in necessary detail.

22.   Please expand your disclosure to explain the facts and circumstances surrounding
        the line item 'Deferred interest attributable to common stock subject to
        redemption' and explain how the item has been calculated.

Investing Activities, page 44

23.   Please expand your discussion to explain the facts and circumstances surrounding
        the Beverly furnace overhauls and Alloy furnace electrical conversion projects.

Litigation and Contingencies, page 46

24.   Explain to us why you do not also discuss the settlement and appeal in the Legal
        Proceedings section.

Commitments and Contractual Obligations, page 47

25.   We note from your footnote (4) disclosure you excluded "purchase orders issued
        in the ordinary course of business" from the table of contractual obligations.
        Please confirm, if true, that you have complied with Item 303(a)(5) of Regulation
        S-K to include purchase obligations, defined as "an agreement to purchase goods
        or services that is enforceable and legally binding on the registrant that specifies
        all significant terms, including: fixed or minimum quantities to be purchased;
        fixed, minimum or variable price provisions; and the approximate timing of the
        transaction" or otherwise advise.

Industry, page 51

Demand, page 53

26.   Revise to enhance your discussion of UMG and the production of such product by
        Solsil. On page 55 and in other locations in your registration statement where you
        describe the business of Solsil, you state that Solsil produces, "High purity
        silicon," but you do not discuss the production of UMG, which you state "is not
        as pure as polysilicon."

Business, page 54

27.   To the extent practicable, quantify the amount of supply and the amount of
        production that historically has been the subject of long-term supply agreements.
        Also quantify the current amounts in each case.

28.   Please include a chart that depicts the structure of your business entities.

Stable Raw Material Supply Through Captive Mines and Forest Reserves, page 56

29.   We note your disclosure under this heading that you possess long-term lease mining rights in Alabama and Brazil. Please expand your financial statement footnote disclosure, where applicable, to address your accounting for mineral rights under EITF 04-2. In addition, please tell us how you have complied with paragraph 9 of EITF 04-2 to report the aggregate carrying amount of mineral rights as a separate component of property, plant, and equipment either on the face of the financial statements or in the notes to the financial statements.

Silicon Metal Customers, page 63

30.   If the loss of one of the two largest customers in this segment would have a material adverse effect on your business, make this clear both here and in a new risk factor.

Management, page 66

31.   In the first sketch, provide the month and year of your "inception." Also revise as necessary the five-year sketches Item 401 of Regulation S-K requires to eliminate any gaps or ambiguities with regard to time, including without limitation the sketches you provide for Messrs. Bradley and Krofcheck.

Employment Agreements and Severance Agreements, page 75

32.   Provide the quantitative disclosure required under Instruction 1 to Item 402(j) of Regulation S-K for each of your named executive officers.

Certain Relationships and Related Party Transactions, page 81

33.   Ensure that all agreements governing these transactions have been filed as exhibits to your registration statement, as Item 601 of Regulation S-K requires.

34.   Include the dollar value of all disclosed transactions as required by Items 404(a)(3) and 404(a)(4) of Regulation S-K. We note in particular that no dollar values were disclosed for the Solsil transaction.

Principal and Selling Shareholders, page 83

35.   Please disclose the natural persons who exercise voting and/or investment power with respect to the securities to be offered for resale by the selling stockholders.

36.   Disclose whether the selling stockholders are registered broker-dealers or affiliates of a registered broker-dealer. If you determine that a selling stockholder is a registered broker-dealer, disclose that such selling stockholder is an underwriter, unless such selling stockholder received its securities as compensation for investment banking services. If a selling stockholder is an affiliate of a registered broker-dealer, please disclose, if true, that such selling stockholder acquired its shares in the ordinary course of business and at the time of the acquisition did not have any arrangements or understandings with any person to distribute the securities. If not, you must indicate that such selling stockholder is an underwriter.

Share Eligible for Future Sale, page 87

Registration Rights, page 88

37.   Please indicate whether Mr. Kestenbaum, Mr. Heilman or the former officer of GSM are planning to exercise their "piggy-back" rights in this offering.

Underwriting, page 91

Determination of Public Offering Price, page 94

38.   Rather than stating "Among the factors" considered, revise to identify all the various factors used to determine the price, as Item 505(a) of Regulation S-K requires. For example, make clear whether the price of your common stock on the AIM Market is one of the factors being used to determine the public offering price for this offering.

Globe Specialty Metals, Inc. and Subsidiary Companies Financial Statements

General

39.   Please be aware of your requirement to update your financial statements under Rule 3-12 of Regulation S-X, when necessary.

40.   In addition, please update your consents, if applicable. Refer to number 23 of the Exhibit Table in Item 601 of Regulation S-K.

Consolidated Statements of Cash Flows for the Nine Months Ended March 31, 2008 and 2007, page F-6

41.   Please confirm, if true, that you are not required to report the effect of exchange rate changes on cash balances held in foreign currencies as a separate part of the reconciliation of the change in cash and cash equivalents in your Consolidated Statements of Cash Flows for the periods presented in accordance with paragraph 25 of FAS 95, or otherwise advise.

Note 3. Business Combinations, page F-9

42.   We note your disclosure that "Certain institutional stockholders of Solsil, who retained an approximately 19% interest in Solsil following the transaction, are entitled to certain preemptive rights on the future sale of equity securities of Solsil." Please expand your disclosure to explain the nature of these preemptive rights.

Note 10. Income Taxes, page F-16

43.   We note from your disclosure that you reduced your income tax valuation for your Brazilian subsidiaries by $869. Please expand your disclosure to explain the facts and circumstances surrounding this reduction. We note similar disclosure on page F-45.

Report of Independent Registered Public Accounting Firm, page F-24

44.   Please refer to Article 2-02(a) of Regulation S-X and indicate the city and state where this report was issued. This comment also applies to the report on pages F-56 and F-68.

Globe Specialty Metals, Inc., formerly known as International Metal Enterprises, Inc. Financial Statements

Note 8. Stockholders' Equity, page F-64

(a) Stock Dividends

45.   Please reconcile the amounts disclosed as resulting in additional shares of common stock, totaling 4,641,975, with that presented in the Statements of Changes in Stockholders' Equity on page F-59 totaling 3,608,025.

Note 6. Acquisitions, page F-79

46.   We note you acquired West Virginia Alloys, Inc. and West Virginia
        Environmental Services, Inc. on December 21, 2005 and ASG on January 20,
        2006. Please confirm, if true, that you were not required to include the
        supplemental information on a pro forma basis required by paragraphs 54 and 55
        of FAS 141, or otherwise advise.

Globe Metallurgical, Inc. and Subsidiaries Financial Statements

Note 1. Nature of Business and Summary of Significant Accounting Policies, page F-74

(f) Property, Machinery, and Equipment

47.   You disclose under this heading that "Property, machinery, and equipment are
        carried at cost, except as required by fresh-start reporting." Please expand your
        disclosure here and elsewhere, as applicable, to identify the items you have
        recorded using fresh-start reporting. In addition, please explain in necessary
        detail the facts and circumstances surrounding your application of fresh-start
        reporting.

Camargo Correa Metais S.A. Financial Statements

Consolidated Statements of Operations, page F-94

48.   Please add disclosure to explain the nature of the items included in 'Financial
        results, net' and 'Other income (expense), net.'

Note 3. Summary of Significant Accounting Practices, page F-97

49.   Please expand your disclosure in footnote 3.1(c) and (d) to explain the meaning of
        the terms 'realizable value,' 'monetary variations,' and 'calculable value.'

50.   Please expand your disclosure in footnote 3.1(f) to explain what 'CPMF' means
        and why you determined that reclassification of these expenditures was necessary.

Note 3.2 Inventories, page F-97

51.   Please expand your disclosure to explain the difference between 'market' and
        'realization values.'

Note 8. Property, Plant and Equipment, page F-100

52.   Please expand your footnote (1) disclosure to identify the types of costs included in 'Forests information' and how the variable according to extraction method is calculated.

53.   Please explain the nature of the items included in 'Rights and trademarks' and why it is appropriate to depreciate this balance using the variable according to extraction method.

Note 12. Related Party Transactions, page F-102

54.   Please tell us why the balance sheet positions for related party receivables as of December 31, 2006 and 2005 of R$19,836 and R$25,157 are greater than the total balances presented on the consolidated balance sheets on page F-92 of R$19,414 and R$19,393.

14. Shareholders' Equity, page F-103

55.   We are unable to locate the disclosure for 'investment in Fiscal Incentives' referenced in footnote 14.2. Please advise.

Note 18. Reconciliation to US GAAP, B. Asset Retirement Obligations, page F-105

56.   We note you have recorded asset retirement obligations regarding pit mines. Please tell us the nature of these operations and the total assets and revenue associated with these operations as of December 31, 2006.

Note 18.E Fair Value Adjustment of Available for Sale Security – Eletrobras, page F-107

57.   We are unable to locate the adjustments referenced in this footnote. In this regard, your disclosure states "The adjustments presented in the reconciliation are net of 34% income tax." Please advise.

Note 7. Guarantees Granted, page F-127

58.   Please explain the accounting impact, if any, for both Argentine and US GAAP, resulting from your transfer of accounts receivable for a US$1,000,000 loan.

Solsil, Inc. Financial Statements

Note 8. Related Party Transactions, page F-151

59.   It appears from your disclosure under 'GMI Agreements' that you acquired intangible assets in the form of intellectual property during the periods presented. Please clarify where these items are reported and expand your accounting policy disclosure to explain how these assets are accounted for, if material.

Ultra Core Corporation Financial Statements

Note 1. Business Description and Summary of Significant Accounting Polices, page F-169

Inventory

60.   Please disclose, if true, that your inventory is valued at lower of cost or market, as contemplated by Chapter 4 of ARB 43, or otherwise advise.

Exhibit 23.2

61.   We note the reference in this consent to a report dated June 30, 2008. However, it appears the audit report on page F-112 is dated July 11, 2008. Please revise as necessary.

Exhibit 23.4

62.   We note the reference in this consent to a dual dated report of March 30, 2007 and June 13, 2008. However, it appears the audit report on page F-01 lists a dual date of March 30, 2007 and June 11, 2008. Please revise as necessary.

Exhibit 23.5

63.   We note the reference in this consent to a report dated June 30, 2006. However, the date listed above the title 'Independent Auditors' Report' on page F-165 lists a date of August 3, 2006. Please revise as necessary.

Engineering Comments

General

64.   Please include your mineral lease agreements with this filing.

Risk Factors, page 11

65.   Please disclose whether your mining property has been physically examined in the field by a professional geologist or mining engineer. If not, please add a risk factor that addresses the fact that your property has not been examined, detailing the risks to your investors.

Overview, page 56

66.   You disclose that you have reserves sufficient to satisfy your short to medium term needs. You may also need to disclose information concerning your production and production rates, reserves, mine locations and nature of your mineral interests. Reserves are defined as that part of a mineral deposit that can be economically and legally extracted or produced at a profit at the time of reserve determination. Industry Guide 7 can be reviewed on the Internet at http://www.sec.gov/about/forms/industryguides.pdf. Please disclose the following information in a table in this section of your document for each mine or quarry:

- Name and location of your mining/processing facilities

- Mode of transportation to and from mining facilities

- Material produced, tonnage, average grade, and annual production capacity

- Type of facility (open pit, underground, crushing, screening, concentrating)

- Ownership or leased status with expiration/duration/renewal dates

- Number of years until reserve depletion at current production rates

Please include only material that can be produced during the life of the lease for reserves that are leased. Also include only those materials that have environmental permits for extraction.

67.   We note your disclosure of the two mining operations, located at Billingsley,
        Alabama and in the state of Para, Brazil, which you possess long-term lease of the
        mining rights. Please disclose the following information for each of your
        properties:

- The nature your company's mineral lease agreements, duration, and any
  surface rights agreements.

- The basis of your leased mineral rights or concessions. Please define the
  type of claim or concession such as placer or lode, exploration or
  exploitation.

- The conditions that must be met to retain your claims or leases, including
  quantification and timing of all necessary payments.

- The area of the claims, either in hectares or acres.

        Please ensure that you fully discuss the material terms of the land or mineral
        rights securing agreements, as required under paragraph (b)(2) of Industry Guide

68.   In various locations, you disclose that you control, through a lease, mineral
        properties. For each of your mines, clarify who owns the mineral concession or
        provisional permits and, where appropriate, if you own or lease the surface rights.
        If you don't own the concession or provisional permit, please disclose your
        obligations for use of these concessions or permits for your mining operations
        and/or leases.

Closing Comments

        As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to
expedite our review. Please furnish a cover letter with your amendment that keys your
responses to our comments and provides any requested information. Detailed cover
letters greatly facilitate our review. Please understand that we may have additional
comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Act of 1933 and that they have provided all information investors require
for an informed investment decision. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the
accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Jennifer O'Brien at (202) 551-3721 or Jill Davis, Accounting Branch Chief, at (202) 551-3683 if you have questions regarding comments on the financial statements and related matters. Please contact George Schuler, Mining Engineer, at (202) 551-3718 if you have questions regarding comments on the engineering matters. Please contact John Madison at (202) 551-3296 or, in his absence, Timothy Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: J. O'Brien
    J. Davis
    G. Schuler
    J. Madison

    Via Facsimile:
    Jeffrey E. Jordan, Esq.
    (202) 857-6395